Mail Stop 3561

May 17, 2007

Mr. John Vogel
Executive Officer
International Imaging Systems, Inc.
2419 E. Commercial Boulevard, Suite 307
Ft. Lauderdale, Florida 33308

      RE: **International Imaging Systems, Inc.**
               Form 10-KSB/A for Fiscal Year Ended December 31, 2005,
               Filed July 28, 2006
               File No. 0-25413

Dear Mr. Vogel:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                Sincerely,

                William H. Thompson
                Branch Chief